FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT TO THE PUBLIC
In Mexico City, Federal District, on June 11, 2010. Telmex Internacional, S.A.B. de C.V. (“TELINT”) (Mexican Stock Exchange or BMV Ticket Symbol: “TELINT”; NYSE: “TII”, LATIBEX: “XTII”) hereby informs that it has been notified of the preliminary results of the exchange offer issued by América Móvil, S.A.B. de C.V. (“América Móvil”) to the holders of Series A Shares, Series L Shares and TII A Shares and TII L Shares in the form of American depositary shares of Telmex Internacional, S.A.B. de C.V., as provided for in the announcement issued today by América Móvil, which states the following:

“América Móvil, S.A.B. de C.V. Announces Preliminary Results of

Exchange Offers for Telmex Internacional, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V.”

“…(Mexico City, June 11, 2010)—América Móvil, S.A.B. de C.V. (“América Móvil”)(NYSE: AMX) today announced the preliminary results of its exchange offer to holders of Series A Shares (“TII A Shares”), Series L Shares (“TII L Shares”) and TII A Shares and TII L Shares in the form of American depositary shares (respectively, “TII A ADSs” and “TII L ADSs”) of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”).  América Móvil also announced the preliminary results of its exchange offer to holders of Series A-1 Shares (“CGT Shares”) and CGT Shares in the form of American depositary shares (“CGT ADSs”) of Carso Global Telecom, S.A.B. de C.V. (“CGT”).  The exchange offers expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on June 10, 2010.

Based on a preliminary count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Banco Inbursa”) and the exchange agent, The Bank of New York Mellon (“BNY”), the following securities were tendered (including shares represented by ADSs): 59,594,727 TII A Shares, 5,772,222,999 TII L Shares and 3,459,505,872 CGT Shares.

All shares and American depositary shares (“ADSs”) that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the exchange offers and applicable law.  Upon consummation of the exchange offers, América Móvil will own approximately 92.7% of Telmex Internacional’s outstanding shares and approximately 99.4% of CGT’s outstanding shares.

Of the TII Shares tendered, cash elections were made with respect to 2,285,433,687 shares.  Based upon these preliminary results, América Móvil expects to pay approximately Ps. 26,648,156,790 (equivalent to approximately U.S. $2,098,280,063, based on the exchange rate on June 11, 2010) to tendering shareholders of Telmex Internacional who elected to receive cash, and América Móvil expects to issue approximately 1,322,801,247 million L Shares (including L Shares represented by ADSs) to tendering shareholders of Telmex Internacional who elected to receive stock.  América Móvil expects to issue approximately 7,082,992,322 million L Shares (including L Shares represented by ADSs) to tendering shareholders of CGT.

As a result, América Móvil expects to have 40,514,324,025 shares of capital stock outstanding.

Tendering shareholders who elected a cash payment will receive payment in U.S. dollars from the exchange agent approximately six business days after the expiration date of the exchange offer.  Participants in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) who validly tendered their TII A Shares, TII L Shares and CGT Shares in exchange for Series L Shares of América Móvil (“AMX L Shares”) will receive the applicable number of AMX L Shares from Banco Inbursa promptly after the final results of the exchange offers are announced.  Holders of TII A ADS, TII L ADS and CGT ADSs who tendered through the Depositary Trust Company (“DTC”) for Series L American Depositary Shares of América Móvil (“AMX L ADSs”) will have their accounts credited with the appropriate number of AMX L ADSs by DTC, and those who tendered through the exchange agent will have the appropriate number of AMX L ADSs registered in their names on the books of The Bank of New York Mellon, as the América Móvil depositary.  Checks in lieu of fractional shares of AMX L Shares and AMX L ADSs will be delivered in U.S. dollars on a pro rata basis to tendering shareholders after the exchange agent has aggregated all fractional shares and sold them in the open market.

The tenders reported above do not include 590,100 TII A Shares and 34,021,640 TII L Shares that were tendered in ADS form by notice of guaranteed delivery.  Stockholders who tendered their TII A ADSs and TII L ADSs by means of a notice of guaranteed delivery before expiration of the offer must deliver the related shares to the exchange agent by 5:00 p.m., New York City time, on Tuesday, June 15, 2010.

América Móvil will announce the final exchange offer results as promptly as practicable.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America.  As of March 31, 2010, it had 206.4 million wireless subscribers and 3.8 million landlines in the Americas.

Important Additional Information

This announcement is not an offering document and does not constitute an offer to sell or the solicitation or an offer to buy securities or a solicitation of any vote or approval.  This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

In connection with the exchange offer for shares of Telmex Internacional, América Móvil filed a Schedule TO and Registration Statement on Form F-4 (including the prospectus) with the Securities and Exchange Commission (“SEC”) on May 11, 2010, as amended, and Telmex Internacional filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on April 19, 2010.  HOLDERS OF TELMEX INTERNACIONAL SECURITIES OR CGT SECURITIES ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMÉRICA MÓVIL, TELMEX INTERNACIONAL, CGT AND THE TRANSACTION.  Documents filed by América Móvil with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at América Móvil’s website at www.americamovil.com.  Documents filed by Telmex Internacional with the SEC may be obtained without charge at the SEC’s website and at Telmex Internacional’s website at www.telmexinternacional.com.  Additional copies of the materials for the exchange offer for shares of CGT may be obtained for free at the SEC’s website at www.sec.gov or at CGT’s website at www.cgtelecom.com.mx.

Copies of the exchange offer materials may also be obtained free of charge from D.F. King & Co., Inc., the information agent for the exchange offer, by calling 1-212-269-5550 (for banks and brokers) and 1-800-735-3591 (for shareholders and ADS holders).

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed.  Among other risks, there can be no guarantee that the exchange offers will be completed, or if it is completed, that it will close within the anticipated time period.  América Móvil undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise…”
Limitation of Liability: This press release contains certain forecasts or projections, which reflect the current views and/or expectations of the company and its management with respect to its performance, business and future events. The forecasts may include, without limitation, any statement that may predict, indicate or imply future results, performance or achievements, and may contain terms such as “believe”, “anticipate”, “expect”, “in our opinion”, “will probably result in” or any other words or phrases of similar meaning. Such statements are subject to certain risks, uncertainties and assumptions. Please be advised that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. In no event, neither the company nor any of its subsidiaries, affiliates, directors, officers, agents or employees will be liable to third parties (including investors) for any investment decision made or action taken in reliance on the information contained in this press release or for any consequential, special or similar damages.
Date: June 11, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Announcement to the Public